Davis Polk & Wardwell
                      450 Lexington Avenue
                    New York, New York 10017
                         (212) 450-4000






					February 10, 1997


Re:     Equity Income Fund, Select Ten Retirement
	Portfolio Series 1997
	(Reg. No. 333-18309)

Securities and Exchange Commission
450 Fifth Street
Washington, D.C.  20549
^M
Dear Sirs:

     Pursuant to Rule 477 of the Securities Act of 1933, we hereby request withdrawal of Amendment No. 1 to Form S-6, filed on February 10, 1997, pursuant to Rule 487, on behalf of Equity Income Fund, Select Ten
Retirement Portfolio Series 1997 (Registration No. 333-18309).

     Please be advised that this filing was made inadvertently due to confusion with the CIK and CCC numbers and that the intended filing, Equity Income Fund, Select Growth Portfolio 1997 Series A (Registration No. 333-17571), was made successfully shortly thereafter.



                                        Very truly yours,


				    /s/ Toni A. Palter